Innova Holdings, Inc.
                    17105 San Carlos Boulevard, Suite A1651
                           Fort Myers, Florida 33931

October 17, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Re: Innova Holdings, Inc. (the "Company")
    Registration Statement on form SB-2 - Amendment No. 1
    Filed September 30, 2005
    File No. 333-127368

Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Filed on July 29, 2005 Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005 Filed on July 29, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 Filed on August 22, 2005 File No. 0-33231

Gentlemen:

In response to your comment letter dated October 12, 2005, we have the following responses that are keyed to your numbered comments:

Registration Statement on Form SB-2, as amended

Prospectus Cover Page

Comment

      1. We refer you to comment 2 of our letter dated September 2, 2005. We note disclosure in this section that states "[w]ith the exception of Cornell Capital Partners, Monitor and the other selling shareholders, which are each an "underwriter" within the meaning of the Securities Act of 1933, no other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering." However, only Cornell Capital Partners is named as an underwriter in the "Plan of Distribution" section. Please advise or revise accordingly.

Response

      1. In response to your comment, we have determined that Cornell Capital Partners, Monitor and all other selling shareholders are "underwriters" within the meaning of the Securities Act. We will change the text in the Plan of Distribution to read as follows:

            "In offering the shares covered by this prospectus, Monitor Capital, Inc. and the other selling stockholders and any broker-dealers who execute sales for the selling stockholders are deemed to be
            "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer are deemed to be underwriting discounts and commissions."


Risk Factors page 5

Comment

      2. Consider whether risk factor disclosure is appropriate to address the ineffective [disclosure] controls and procedures and internal controls over financial reporting you describe in the proposed revisions to your periodic reports.

Response

      2. In response to the comment we will add the following risk disclosure regarding the Company's ineffective disclosure controls and procedures and ineffective internal controls over financial reporting to the RISK FACTORS section of the amendment to the SB-2 when it is filed:

      THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES AND ITS INTERNAL CONTROLS OVER FINANCIAL REPORTING WERE INEFFECTIVE BECAUSE OF NOT PROPERLY ACCOUNTING FOR BENEFICIAL CONVERSION FEATURES ASSOCIATED WITH CONVERTIBLE PREFERRED STOCK SOLD IN 2004 AND 2005.

      As of December 31, 2004, March 31, 2005 and June 30, 2005 our principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures and the effectiveness of the Company's internal controls over financial reporting and concluded that the Company's disclosure controls and procedures and its internal controls over financial reporting were ineffective because the Company had not properly accounted for certain beneficial conversion features associated with its Series A Preferred Stock and Series B
      Preferred Stock issued in 2004 and 2005 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. Management concluded that the failure to properly account for and disclose the beneficial conversion features was a material weakness in its disclosure controls and procedures and its internal controls over financial reporting.

      The Company issued its Series A Preferred Stock in June 2004 and its Series B Preferred Stock in September 2004 through March 2005. In its financial statements for the year ended December 31, 2004, and the quarter ended March 31, 2005, the Company did not allocate any portion of the proceeds of these stock issuances to any beneficial conversion features of the preferred stock. After filing its annual report on Form 10-KSB and its quarterly report for the three months ended March 31, 2005 on Form 10-QSB, the Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 through March 2005 should be allocated to the beneficial conversion feature. After receipt of the SEC's comment letter, the Company reevaluated its disclosure controls and procedures and its internal controls over financial reporting and responded to the SEC letter regarding the material weakness identified in their letter and the remedial actions planned by the Company, and the Company amended its periodic reports for the year ended December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005.

Selling Stockholders, page 13

Comment

      3. Please advice as to any affiliation between Monitor Capital, Inc. and Cornell Capital Partners.

Response

      3. In response to the comment, we have been advised by Cornell Capital Partners that there is no affiliation between Monitor Capital, Inc. and Cornell Capital Partners. We will add the following comment:

      "There is no affiliation between Cornell capital Partners and Monitor Capital, Inc."

Signatures, page II-11

Comment

      4. Please revise, if true to indicate that Mr. Gartlan is also signing as Principal Accounting Officer or Controller, See Instruction to Signatures to Form SB-2.

Response

      4. In response to the comment, we will change the Signatures page to add to Mr. Gartlan's title of Chief Financial Officer the additional title of Principal Accounting Officer.

Supplemental response with proposed revisions to your Form 10-KSB/A for the fiscal year ended December 31, 2004 filed on July 29, 2005

Comment

      5. We note that in your first paragraph, after defining disclosure controls and procedures you state your officers concluded your "controls and procedures were ineffective." Please revise or indicate, if true, that your disclosure controls and procedures were ineffective. In responding to this comment and the following comments please also revise disclosure in all the above-referenced periodic reports.

Response

      5. We have revised to indicate that our disclosure controls and procedures were ineffective. Additionally, we have attached to this letter as Exhibit A revised disclosures of the "Controls and Procedures" section in our Form 10-KSB/A for the year ended December 31, 2004, Form 10-QSB/A for the quarter ended March 31, 2005 and Form 10-QSB for the quarter ended June 30, 2005.


Comment

      6. Please disclose here, or elsewhere as appropriate, such as your "Management's Discussion and Analysis" section, whether there are any material costs associated with the "corrective" measures discussed in your response to comment 4 of our letter dated September 2, 2005.

Response

      6. All of the costs to implement the remedial actions disclosed in the attached Exhibit A were costs previously planned to be incurred by the
      Company or were insignificant in amount. Accordingly, management has determined that disclosure of these costs will be made in the "Management's Discussion and Analysis" section of the Company's periodic reports as these costs are incurred and if they are material. Additionally, we have attached to this letter as Exhibit A revised disclosures of the "Controls and Procedures" section in our Form 10-KSB/A for the year ended December 31, 2004, Form 10-QSB/A for the quarter ended March 31, 2005 and Form 10-QSB for the quarter ended June 30, 2005, wherein we state that "There are no additional material costs expected to be incurred as a result of the implementation of these remedial actions, since all of these actions were previously planned by the Company for implementation in 2005 and 2006 or were insignificant in amount.

Comment

      7. We re-issue comment 5 of our letter dated September 2, 2005, in part. Please revise to expressly identify all material weaknesses and any significant deficiency that, when combined with other significant deficiencies, is determined to be a material weakness.

Response

      7. We have revised the reports to expressly identify the material weakness. We have attached to this letter as Exhibit A revised disclosures of the "Controls and Procedures" section in our Form 10-KSB/A for the year ended December 31, 2004, Form 10-QSB/A for the quarter ended March 31, 2005 and Form 10-QSB for the quarter ended June 30, 2005.

Supplemental resonse with proposed revisions to your Form 10-QSB for the fiscal quarter ended June 30, 2005 filed August 22, 2005.

Comment

      8. We note you only reevaluated your internal controls over financial reporting and disclosure controls and procedures after receipt of a letter from the SEC staff dated June 22, 2005. Please advise why you believe that your disclosure controls and procedures were effective on June 30, 2005.

Response

      8. We have revised the report to indicate that our disclosure controls and procedures were ineffective on June 30, 2005 since the Company was still in the process of implementing remedial actions to address this material weakness. We have attached to this letter as Exhibit A revised disclosures of the "Controls and Procedures" section in our Form 10-QSB for the quarter ended June 30, 2005.

Comment

      9. We reissue comment 7 of our letter dated September 2, 2005 in part. It appears from the timeline provided in the proposed disclosure that there may have been changes to your internal controls over financial reporting that occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect your internal controls over financial reporting. Please revise to provide the disclosure pursuant to
      Item 308 (c) of Regulation S-B or advise why there were no such changes.

Response

      9. In response to your comment, we have revised our report to reflect an identification of the changes to the internal controls over financial reporting that occurred during the quarter ended June 30, 2005 that materially affected our internal controls over financial reporting. We have attached to this letter as Exhibit A revised disclosures of the "Controls and Procedures" section in our Form 10-QSB for the quarter ended June 30, 2005.

      Sincerely,

      By: /s/ Walter Weisel
      -------------------------
      Walter Weisel
      Chief Executive Officer

EXHIBIT A

Form 10-KSB/A for Fiscal Year Ended December 31, 2004 filed on July 29, 2005

ITEM 8A. CONTROLS AND PROCEDURES

      As of December 31, 2004, our principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). This evaluation of the disclosure controls and procedures included controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission's rules and forms. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were ineffective because the Company had not properly accounted for certain beneficial conversion features associated with its Series A Preferred Stock and Series B Preferred Stock issued in 2004 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. Management concluded that the failure to properly account for and disclose the beneficial conversion features was a material weakness in its disclosure controls and procedures.

      The Company issued its Series A Preferred Stock in June 2004 and its Series B Preferred Stock in September 2004. In its financial statements for the year ended December 31, 2004, the Company did not allocate any portion of the proceeds of these stock issuances to any beneficial conversion features of the preferred stock. After filing its annual report on Form 10-KSB, the Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 should be allocated to the beneficial conversion feature.

      After receipt of the SEC's comment letter, the Company's Chief Executive Officer and Chief Financial Officer reevaluated the Company's disclosure controls and procedures regarding the proper accounting treatment of the preferred stock issuances in 2004 and presented to the Company's independent certified public accountants its plan to institute remedial actions to address this material weakness in its disclosure controls and procedures regarding the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. These remedial actions are the following:

      -the Company hired a new Chief Financial Officer effective June 14, 2005 who has reviewed the Company's disclosure controls and procedures regarding the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27 and has implemented a special review and analysis process prior to the execution of legal agreements for all planned issuances of convertible securities to determine the amount of any beneficial conversion features, their related accounting treatment and disclosure requirements. This remedial action was implemented by June 30, 2005.

      - the Chief Financial Officer is in the process of reviewing all of the Company's other disclosure controls and procedures, as well as all accounting policies and procedures and internal controls and appropriate changes will be made to correct any material weaknesses or significant deficiencies identified by October 31, 2005;

      -the Company's accounting policies and checklists relating to the selection and application of appropriate accounting policies now includes, as of June 30, 2005, an item requiring the consideration of whether or not convertible securities issuances include a beneficial conversion feature and, if so, to describe the method of accounting for this feature, as well as the method of calculating the amount of the beneficial conversion feature;

      -the Company is in the process of selecting a consulting firm it will retain to assist in the implementation of Section 404 compliance with the Sarbanes-Oxley Act, which we expect to implement fully in 2006;

      -the Company is in the process of attempting to diversify the composition of the Board of Directors and is planning to set up an audit committee and a compensation committee of the Board of Directors by the end of 2005.

      The remedial actions to correct the material weakness associated with the disclosure controls and procedures for beneficial conversion features were implemented as of June 30, 2005. We anticipate completion of all other actions by December 31, 2005, except for 404 compliance which we expect to have fully implemented in 2006. There are no additional material costs expected to be incurred as a result of the implementation of these remedial actions, since all of these actions were previously planned by the Company for implementation in 2005 and 2006 or were insignificant in amount.

      Management also concluded that it was necessary to restate the Company's financial statements for the year ended December 31, 2004 included in this Report on Form10-KSB/A to properly account for the beneficial conversion features associated with its Series A Preferred Stock and its Series B Preferred Stock issued in 2004 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. This resulted in a change made to the Company's financial statements. Specifically, management calculated the values of the beneficial conversion features and determined that of the $125,000 proceeds received from the issuance of the Series A Preferred Stock, $50,000 was allocated to the beneficial conversion feature embedded in the Series A Preferred Stock on the date of issuance based on a conversion price of $.005 per share. Of this amount, $48,300 was the unamortized embedded beneficial feature assumed as part of the reverse merger with Robotic Workspace Technologies, Inc. in August 2004. The beneficial conversion feature is being amortized over five
(5) years and accordingly $3,600 was amortized through Accumulated Deficit through December 31, 2004. Additionally, the excess of the aggregate fair value of the common stock to be issued upon conversion over the $125,000 of proceeds received when the Series A Preferred Stock was issued amounted to $50,000. Of the $377,000 proceeds received from the issuance of the Series B Preferred Stock, $146,500 was allocated to the beneficial conversion feature embedded in the Series B Preferred Stock on the date of issuance, based on a conversion price of $.005 per share. All of the $146,500 beneficial conversion feature was amortized through Accumulated Deficit on the date of issuance; therefore, all of the beneficial conversion feature was amortized as of December 31, 2004. Additionally, the excess of the aggregate fair value of the common stock to be issued upon conversion over the $377,000 of proceeds received when the Series B Preferred Stock was issued amounted to $158,500.

      Based upon the foregoing, management restated its financial statements for the year ended December 31, 2004 as follows:

      (1) the Company restated its Balance Sheet and Statements of Stockholders' Deficit by increasing its Accumulated Deficit from $(7,290,680) to $(7,440,780) to reflect the charge of $150,100 arising from the beneficial conversion features of its preferred stock issuances;

      (2)   the  Company   restated  its  Balance   Sheet  and   Statements   of
            Stockholders' Deficit by increasing its Additional Paid In Capital from $3,492,621 to $3,687,421 to reflect the beneficial conversion features of the Series A Preferred Stock of $48,300 and the Series B Preferred Stock of $146,500, for a total increase of $194,800;

      (3) the Company restated its Balance Sheet and Statements of Stockholders' Deficit by decreasing the amount of Stockholders' Deficit from $(3,426,385) to $(3,381,685) to reflect the net change of $44,700 resulting from the beneficial conversion features of its Series A Preferred Stock and Series B Preferred Stock;

      (4) the Company restated its Balance Sheet by decreasing the amount of the Mandatorily Redeemable Series A Preferred Stock from $125,000 to $80,300, a decrease of $44,700, to reflect the amount of $48,300 representing the unamortized beneficial conversion feature assumed at the time of the reverse merger with Robotic Workspace Technologies, Inc. in August 2004 associated with its Series A Preferred Stock less $3,600 representing the amount amortized to Accumulated Deficit for the period ended December 31, 2004;

      (5) the Company restated its Statements of Operations by increasing the net loss applicable to common shareholders from $(1,426,931) to $(1,577,031) to reflect the $150,100 charge to Accumulated Deficit;

      (6) the Company added a new Note 11 to its Financial Statements explaining the restated financial statements described above.

      In accordance with the Exchange Act, the Company carried out an evaluation, under the supervision and with the participation of management, including its principal executive officer and principal financial officer, of the effectiveness of its internal controls over financial reporting as of December 31, 2004 and the Company's principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting were ineffective because the Company had not properly accounted for certain beneficial conversion features associated with its Series A Preferred Stock and Series B Preferred Stock issued in 2004 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27, as discussed above. Management concluded that the failure to properly account for and disclose the beneficial conversion features was a material weakness in its internal controls over financial reporting.

      As stated above, the Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 should be allocated to the beneficial conversion feature. After receipt of the SEC's comment letter, the Company reevaluated its internal controls over financial reporting and presented to the Company's independent certified public accountants its plan to institute remedial actions to address this material weakness in its internal control over financial reporting for the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27.. These remedial actions are the following:

      -the Company hired a new Chief Financial Officer effective June 14, 2005 who has reviewed the Company's internal controls over financial reporting regarding the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27 and has implemented a special review and analysis process prior to the execution of legal agreements for all planned issuances of convertible securities to determine the amount of any beneficial conversion features, their related accounting treatment and disclosure requirements. This remedial action was implemented by June 30, 2005.

      - the Chief Financial Oficer is in the process of reviewing all of the Company's other internal controls over financial reporting, as well as all accounting policies and procedures and internal controls, and appropriate changes will be made to correct any material weaknesses or significant deficiencies identified by October 31, 2005;

      -the Company's accounting policies and checklists relating to the selection and application of appropriate accounting policies now includes, as of June 30, 2005, an item requiring the consideration of whether or not convertible securities issuances include a beneficial conversion feature and, if so, to describe the method of accounting for this feature, as well as the method of calculating the amount of the beneficial conversion feature.

      -the Company is in the process of selecting a consulting firm it will retain to assist in the implementation of Section 404 compliance with the Sarbanes-Oxley Act., which we expect to implement fully in 2006;

      -the Company is in the process of attempting to diversify the composition of the Board of Directors and is planning to set up an audit committee and a compensation committee of the Board of Directors by the end of 2005.

      The remedial actions to correct the material weakness associated with the internal controls over financial reporting for beneficial conversion features were implemented as of June 30, 2005. We anticipate completion of all other actions by December 31, 2005, except for 404 compliance which we expect to have fully implemented in 2006. There are no additional material costs expected to be incurred as a result of the implementation of these remedial actions, since all of these actions were previously planned by the Company for implementation in 2005 and 2006 or were insignificant in amount.

Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005 filed on July 29, 2005

As of March 31, 2005, our principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). This evaluation of the disclosure controls and procedures included controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission's rules and forms. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers to allow timely decisions regarding required disclosure. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were ineffective because the Company had not properly accounted for certain beneficial conversion features associated with its Series A Preferred Stock and Series B Preferred Stock issued in 2004 and 2005 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. Management concluded that the failure to properly account for and disclose the beneficial conversion features was a material weakness in its disclosure controls and procedures.

      The Company issued it Series A Preferred Stock in June 2004 and its Series B Preferred Stock in September 2004 through March 2005. In its financial statements for the quarter ended March 31, 2005, the Company did not allocate any portion of the proceeds of these stock issuances to any beneficial conversion features of the preferred stock. After filing its quarterly report on Form 10-QSB, the Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 through March 2005 should be allocated to the beneficial conversion feature.

      After receipt of the SEC's comment letter, the Company's Chief Executive Officer and Chief Financial Officer reevaluated the Company's disclosure controls and procedures regarding the proper accounting treatment of the preferred stock issuances in 2004 and 2005, and presented to the Company's independent certified public accountants its plan to institute remedial actions to address this material weakness in its disclosure controls and procedures regarding the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. These remedial actions are the following:

      -the Company hired a new Chief Financial Officer effective June 14, 2005 who has reviewed the Company's disclosure controls and procedures regarding the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27 and has implemented a special review and analysis process prior to the execution of legal agreements for all planned issuances of convertible securities to determine the amount of any beneficial conversion features, their related accounting treatment and disclosure requirements. This remedial action was implemented by June 30, 2005.

      -the Chief Financial Officer is in the process of reviewing all of the Company's disclosure controls and procedures, as well as all accounting policies and procedures and internal controls, and appropriate changes will be made to correct any material weaknesses or significant deficiencies identified by October 31, 2005;

      -the Company's accounting policies and checklists relating to the selection and application of appropriate accounting policies now includes, as of June 30, 2005, an item requiring the consideration of whether or not convertible securities issuances include a beneficial conversion feature and, if so, to describe the method of accounting for this feature, as well as the method of calculating the amount of the beneficial conversion feature;

      -the Company is in the process of selecting a consulting firm it will retain to assist in the implementation of Section 404 compliance with the Sarbanes-Oxley Act, which we expect to implement fully in 2006;

      -the Company is in the process of attempting to diversify the composition of the Board of Directors and is planning to set up an audit committee and a compensation committee of the Board of Directors by the end of 2005.

      The remedial actions to correct the material weakness associated with the disclosure controls and procedures for beneficial conversion features were implemented as of June 30, 2005. We anticipate completion of all other actions by December 31, 2005, except for 404 compliance which we expect to have fully implemented in 2006. There are no additional material costs expected to be incurred as a result of the implementation of these remedial actions, since all of these actions were previously planned by the Company for implementation in 2005 and 2006 or were insignificant in amount.

      Management also concluded that it was necessary to restate the Company's financial statements for the quarter ended March 31, 2005 included in this
Report on Form10-QSB/A to properly account for the beneficial conversion features associated with its Series A Preferred Stock and its Series B Preferred Stock issued in 2004 and 2005 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. This resulted in a change made to the Company's financial statements. Specifically, management calculated the value of the beneficial conversion features and determined it was $50,000 for the Series A Preferred Stock at the date of issuance. Of this amount, $48,300 was the amount of the unamortized embedded beneficial feature assumed as part of the reverse merger with Robotic Workspace Technologies, Inc. in August 2004. The beneficial conversion feature is being amortized over five (5) years and accordingly $3,600 was amortized through Accumulated Deficit through December 31, 2004 and $2,500 was amortized to Accumulated Deficit during the three months ended March 31, 2005. Management also determined that of the $148,000 proceeds received from the issuance of the Series B Preferred Stock during the quarter ended March 31, 2005, $141,500 was allocated to the beneficial conversion feature embedded in the Series B Preferred Stock on the date of issuance, based on a conversion price of $.005 per share. All of the $141,500 beneficial conversion feature was amortized through Accumulated Deficit on the date of issuance; therefore, all of the beneficial conversion feature was amortized as of March 31, 2005. Additionally, the excess of the aggregate fair value of the common stock to be issued upon conversion over the $148,000 of proceeds received when the Series B Preferred Stock was issued amounted to $39,400.

      Based upon the foregoing, Management restated its financial statements for the quarter ended March 31, 2005 as follows:

      (1) the Company restated its Balance Sheet by increasing its Accumulated Deficit from $(7,847,749) to $(8,141,849) to reflect the charge of $294,100 arising from the beneficial conversion features of its preferred stock issuances in 2004 and 2005;

      (2) the Company restated its Balance Sheet by increasing its Additional Paid In Capital from $3,635,002 to $3,971,302 to reflect the beneficial conversion features of the Series A Preferred Stock of $48,300 and the Series B Preferred Stock issued in 2004 and 2005 of $146,500 and $141,500, respectively, for a total increase of $336,300;

      (3) the Company restated its Balance sheet by decreasing the amount of Stockholders' Deficit from $(3,840,925) to $(3,798,725) to reflect the net change of $42,200 resulting from the beneficial conversion features of its Series A Preferred Stock and Series B Preferred Stock;

      (4) the Company restated its Balance Sheet by decreasing the amount of the Mandatorily Redeemable Series A Preferred Stock from $125,000 to $82,800, a decrease of $42,200, to reflect the amount of $48,300 representing the unamortized beneficial conversion feature assumed at the time of the reverse merger with Robotic Workspace Technologies, Inc. in August 2004 associated with its Series A Preferred Stock less the amount amortized to Accumulated Deficit of $3,600 for the period ended December 31, 2004 and $2,500 for the quarter ended March 31, 2005;

      (5) the Company restated its Statements of Operations by increasing the net loss applicable to common shareholders from $(557,069) to $(701,069) to reflect the $144,000 charge to Accumulated Deficit;

      (6) the Company added a new Note 6 to its Financial Statements explaining the restated financial statements described above.

      In accordance with the Exchange Act, the Company carried out an evaluation under the supervision and with the participation of management, including its principal executive officer and principal financial officer, of the effectiveness of its internal controls over financial reporting as of March 31, 2005 and the Company's principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting were ineffective because the Company had not properly accounted for certain beneficial conversion features associated with its Series A Preferred Stock and Series B Preferred Stock issued in 2004 and 2005 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27, as discussed above. Management concluded that the failure to properly account for and disclose the beneficial conversion features was a material weakness in its internal controls over financial reporting.

      As stated above, the Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 through March 2005 should be allocated to the beneficial conversion feature. After receipt of the SEC's comment letter, the Company reevaluated its internal controls over financial reporting and presented to the Company's independent certified public accountants its plan to institute remedial actions to address this material weakness in its internal control over financial reporting for the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27.. These remedial actions are the following:

      -the Company hired a new Chief Financial Officer effective June 14, 2005 who has reviewed the Company's internal controls over financial reporting regarding the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27 and has implemented a special review and analysis process prior to the execution of legal agreements for all planned issuances of convertible securities to determine the amount of any beneficial conversion features, their related accounting treatment and disclosure requirements. This remedial action was implemented by June 30, 2005.

      -the Chief Financial Officer is in the process of reviewing all of the Company's other internal controls over financial reporting, as well as all accounting policies and procedures and internal controls, and appropriate changes will be made to correct any material weaknesses or significant deficiencies identified by October 31, 2005;

      -the Company's accounting policies and checklists relating to the selection and application of appropriate accounting policies now includes, as of June 30, 2005, an item requiring the consideration of whether or not convertible securities issuances include a beneficial conversion feature and, if so, to describe the method of accounting for this feature, as well as the method of calculating the amount of the beneficial conversion feature;

      -the Company is in the process of selecting a consulting firm it will retain to assist in the implementation of Section 404 compliance with the Sarbanes-Oxley Act, which we expect to implement fully in 2006;

      -the Company is in the process of attempting to diversify the composition of the Board of Directors and is planning to set up an audit committee and a compensation committee of the Board of Directors by the end of 2005.

      The remedial actions to correct the material weakness associated with the internal controls over financial reporting for beneficial conversion features were implemented as of June 30, 2005. We anticipate completion of all other actions by December 31, 2005, except for 404 compliance which we expect to have fully implemented in 2006. There are no additional material costs expected to be incurred as a result of the implementation of these remedial actions, since all of these actions were previously planned by the Company for implementation in 2005 and 2006 or were insignificant in amount.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005 filed on August 22, 2005

ITEM 3. CONTROLS AND PROCEDURES

      As of June 30, 2005, our principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. This evaluation of the disclosure controls and procedures included controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission's rules and forms. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers to allow timely decisions regarding required disclosure. Based on this evaluation, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures were ineffective because the Company had not properly accounted for certain beneficial conversion features associated with its Series A Preferred Stock and Series B Preferred Stock issued in 2004 and 2005 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. Management concluded that the failure to properly account for and disclose the beneficial conversion features was a material weakness in its disclosure controls and procedures.

The Company issued it Series A Preferred Stock in June 2004 and its Series B Preferred Stock in September 2004 through March 2005. In its financial statements for the year ended December 31, 2004 and the quarter ended March 31, 2005, the Company did not allocate any portion of the proceeds of these stock issuances to any beneficial conversion features of the preferred stock. After filing its quarterly report for the quarter ended March 31, 2005 on Form 10-QSB, the Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 through March 2005 should be allocated to the beneficial conversion features. After receipt of the SEC's comment letter, the Company reevaluated its disclosure controls and procedures and its internal controls over financial reporting and presented to the Company's independent certified public accountants its plan to institute remedial actions to address this material weakness in its disclosure controls and procedures for the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. The remedial actions implemented during the three months ended June 30, 2005 were the following:

      -the Company hired a new Chief Financial Officer effective June 14, 2005 who has reviewed the Company's disclosure controls and procedures regarding the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27 and has implemented a special review and analysis process prior to the execution of legal agreements for all planned issuances of convertible securities to determine the amount of any beneficial conversion features, their related accounting treatment and disclosure requirements. These remedial actions were implemented by June 30, 2005.

      -the Company's accounting policies and checklists relating to the selection and application of appropriate accounting policies now includes, as of June 30, 2005, an item requiring the consideration of whether or not convertible securities issuances include a beneficial conversion feature and, if so, to describe the method of accounting for this feature, as well as the method of calculating the amount of the beneficial conversion feature.

      Other actions underway to identify any other material weakness or significant deficiency, if any, include the following:

      -The Chief Financial Officer is in the process of reviewing all of the Company's other disclosure controls and procedures, as well as all accounting policies and procedures and internal controls, and appropriate changes will be made to correct any material weaknesses or significant deficiencies identified by October 31, 2005;

      -the Company is in the process of selecting a consulting firm it will retain to assist in the implementation of Section 404 compliance with the Sarbanes-Oxley Act, which we expect to implement in 2006;

      Additionally, the Company is in the process of attempting to diversify the composition of the Board of Directors and is planning to set up an audit committee and a compensation committee of the Board of Directors by the end of 2005.

      The remedial actions to correct the material weakness associated with the disclosure controls and procedures for beneficial conversion features were implemented as of June 30, 2005. We anticipate completion of all other actions by December 31, 2005, except for 404 compliance which we expect to have fully implemented in 2006. There are no additional material costs expected to be incurred as a result of the implementation of these remedial actions, since all of these actions were previously planned by the Company for implementation in 2005 and 2006 or were insignificant in amount.

      During the three months ended June 30, 2005, management also concluded that it was necessary to restate the Company's financial statements for the year ended December 31, 2004 and the quarter ended March 31, 2005 included in its Report on Form10-QSB/A to properly account for the beneficial conversion features associated with its Series A Preferred Stock and its Series B Preferred Stock issued in 2004 and 2005 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. This resulted in a change made to the Company's financial statements. Specifically, management calculated the value of the beneficial conversion features and determined it was $50,000 for the Series A Preferred Stock at the date of issuance. Of this amount, $48,300 was the amount of the unamortized embedded beneficial feature assumed as part of the reverse merger with Robotic Workspace Technologies, Inc. in August 2004. The beneficial conversion feature is being amortized over five (5) years and accordingly $3,600 was amortized through Accumulated Deficit through December 31, 2004 and $2,500 was amortized to Accumulated Deficit during the three months ended March 31, 2005 and $2,500 was amortized to Accumulated Deficit for the three months ended June 30, 2005. Management also determined that of the $148,000 proceeds received from the issuance of the Series B Preferred Stock during the quarter ended March 31, 2005, $141,500 was allocated to the beneficial conversion feature embedded in the Series B Preferred Stock on the date of issuance, based on a conversion price of $.005 per share. All of the $141,500 beneficial conversion feature was amortized through Accumulated Deficit on the date of issuance; therefore, all of the beneficial conversion feature was amortized as of March 31, 2005. Additionally, the excess of the aggregate fair value of the common stock to be issued upon conversion over the $148,000 of proceeds received when the Series B Preferred Stock was issued amounted to $39,400.

      In accordance with the Exchange Act, the Company carried out an evaluation under the supervision and with the participation of management, including its principal executive officer and principal financial officer, of the effectiveness of its internal controls over financial reporting as of June 30, 2005 and the Company's principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting were ineffective because the Company had not properly accounted for certain beneficial conversion features associated with its Series A Preferred Stock and Series B Preferred Stock issued in 2004 and 2005 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27, as discussed above. Management concluded that the failure to properly account for and disclose the beneficial conversion features was a material weakness in its internal controls over financial reporting.

      As stated above, the Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 through March 2005 should be allocated to the beneficial conversion feature. After receipt of the SEC's comment letter, the Company reevaluated its internal controls over financial reporting and presented to the Company's independent certified public accountants its plan to institute remedial actions to address this material weakness in its internal control over financial reporting for the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27.. The remedial actions and changes in internal controls over financial reporting that have materially affected the Company's internal controls over financial reporting and that were implemented during the three months ended June 30, 2005 were the following:

      -the Company hired a new Chief Financial Officer effective June 14, 2005 who has reviewed the Company's internal controls over financial reporting regarding the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27 and has implemented a special review and analysis process prior to the execution of legal agreements for all planned issuances of convertible securities to determine their related accounting treatment and disclosure requirements. These remedial actions were implemented by June 30, 2005.

      -the Company's accounting policies and checklists relating to the selection and application of appropriate accounting policies now includes, as of June 30, 2005, an item requiring the consideration of whether or not convertible securities issuances include a beneficial conversion feature and, if so, to describe the method of accounting for this feature, as well as the method of calculating the amount of the beneficial conversion feature;

      Other actions underway to identify any other material weakness or significant deficiency, if any, include the following:

      -the Chief Financial Officer is in the process of reviewing all of the Company's other internal controls over financial reporting , as well as all accounting policies and procedures and internal controls, and appropriate changes will be made to correct any material weaknesses or significant deficiencies identified by October 31, 2005.

      -the Company is in the process of selecting a consulting firm it will retain to assist in the implementation of Section 404 compliance with the Sarbanes-Oxley Act, which we expect to implement fully in 2006;

      Additionally, the Company is in the process of attempting to diversify the composition of the Board of Directors and is planning to set up an audit committee and a compensation committee of the Board of Directors by the end of 2005.

      The remedial actions to correct the material weakness associated with the internal controls over financial reporting for beneficial conversion features were implemented as of June 30, 2005. These remedial actions will materially affect the Company's internal controls over financial reporting. We anticipate completion of all other actions by December 31, 2005, except for 404 compliance which we expect to have fully implemented in 2006. There are no additional material costs expected to be incurred as a result of the implementation of these remedial actions, since all of these actions were previously planned by the Company for implementation in 2005 and 2006 or were insignificant in amount.